Exhibit 99.1
Early Resignation of an Outside Director

On December 27, 2018, Shinhan Financial Group announced the following resignation of Mr. Joo Jaeseong who is an outside director and a member of the audit committee of the company.

Key Details:

•	Details of the resigning Outside Director:

1)	Name: Joo Jaeseong

2)	Stated term as an Outside Director: From March 23, 2017 to the date of the annual general meeting of shareholders in 2019

3)	Stated term as a member of the audit committee: March 22, 2018 to the date of the annual general meeting of shareholders in 2019

•	Reason for resignation: Personal reasons

•	Resignation date: December 26, 2018

•	Details of the board of directors of Shinhan Financial Group following the resignation:

1)	Number of Executive Directors: 1
2)	Number of Non-Executive Directors: 1
3)	Number of Outside Directors: 9

•	Details of the members of the Audit Committee of Shinhan Financial Group following the resignation:
	1)	Number of members of the Audit Committee, who are Outside Directors: 3
	2)	Number of members of the Audit Committee, who are not Outside Directors: 0

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